Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-115641 of Caesars Entertainment, Inc. on Form S-3 of our report dated March 10, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Caesars Entertainment, Inc.'s change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), appearing in the Annual Report on Form 10-K of Caesars Entertainment, Inc. for the year ended December 31, 2003 and to the reference to us under the heading "Experts" in the Prospectus, which is a part of this Registration Statement.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
November 3, 2004